[JONES DAY LETTERHEAD]

March 30, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       FOIA Confidential Treatment Request

Mr. Mew:

    Reference is made to the letter, dated March 30, 2009, from Jones Day, on behalf of Macy's, Inc. ("Macy's"), to the Division of Corporation Finance supplementally providing certain information to the staff of the Securities and Exchange Commission (the letter and supplemental information being referred to collectively as the "Submission").  The Submission is enclosed.

    Pursuant to Securities and Exchange Commission Rule 83 (17 C.F.R. § 200.83) ("Rule 83"), adopted under the Freedom of Information Act ("FOIA"), Macy's hereby requests confidential treatment under the FOIA of all information contained and statements made in the Submission.  Any notices or communications concerning this request for confidential treatment should be directed to:

Macy's, Inc.
7 West Seventh Street
Cincinnati, Ohio  45202
Attn:    Dennis J. Broderick, Esq.
            Senior Vice President,
            General Counsel and Secretary
Telephone:  (513) 579-7000
Telecopy:  (513) 579-7354

with a copy to:

Mark E. Betzen
Jones Day
2727 N. Harwood Street
Dallas, Texas  75201
Telephone:  (214) 969-3704
Telecopy:  (214) 969-5100

    Because the Submission for which Macy's is seeking confidential treatment is not required to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Securities and Exchange Commission rule or procedure exists for according confidential treatment in connection with the Submission.  As required by Rule 83, each page of the Submission has been marked "Confidential Treatment Requested by Macy's, Inc."  In addition, the pages of the Submission have all been marked with Macy's three-letter code, which is "MAC," and have been sequentially numbered beginning with 0010001 through 0010004.  A copy of this request (but not the Submission) has been sent to the Commission's Office of Freedom of Information and Privacy Act Operations.

    If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        (w/o encl.)
            Office of Freedom of Information and Privacy Act Operations
            Securities and Exchange Commission
            100 F Street, N.E.
            Mailstop 5100
            Washington, D.C. 20549
            (w/ encl.)
            Milwood Hobbs, United States Securities and Exchange Commission
            Donna Di Silvio, United States Securities and Exchange Commission
            Jim Allegretto, United States Securities and Exchange Commission
            Steven Jacobs, United States Securities and Exchange Commission
            Evan Sussholz, United States Securities and Exchange Commission
            Karen M. Hoguet, Macy's, Inc.
            Dennis J. Broderick, Macy's, Inc.
            Linda J. Balicki, Macy's, Inc.
            Joel A. Belsky, Macy's, Inc.
            Mark Larson, KPMG LLP
            John Connor, KPMG LLP
            Carmen Bailey, KPMG LLP
            Melanie Dolan, KPMG LLP
            Scott Flynn, KPMG LLP
            [redacted]

CONFIDENTIAL TREATMENT REQUESTED BY
MACY'S, INC.
MAC 0010001

[JONES DAY LETTERHEAD]

March 30, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:        Macy's, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008, August 2, 2008, and November 1, 2008

Form 8-K, filed November 12, 2008
File Number 1-13536

Dear Mr. Mew:

    Reference is made to the letter, dated March 26, 2009, from Jones Day, on behalf of Macy's, Inc. ("Macy's" or the "Company"), to the Division of Corporation Finance responding to the requests of the staff (the "Staff") of the Securities and Exchange Commission for additional information made in a conference call held on March 26, 2009.

    An excerpt from the documentation prepared by [redacted] regarding the methodology used in estimating appropriate discount rates in connection with the discounted cash flow analyses employed in connection with step one of the Company's goodwill impairment analyses is set forth below.  [redacted] has advised Macy's that the methodology described in the excerpt represents the methodology that [redacted] currently uses in the ordinary course of its business in performing valuations for purposes of goodwill impairment testing.

Securities and Exchange Commission                                                                                                      CONFIDENTIAL TREATMENT REQUESTED BY
Division of Corporate Finance                                                                                                                                                                           MACY'S, INC.
March 30, 2009                                                                                                                                                                                                MAC 0010002

    Please note that the excerpt below concludes with an estimated weighted average cost of capital ("WACC") of Macy's of approximately 12.75%, which is the discount rate used in Macy's discounted cash flow analyses.  In a letter dated March 13, 2009, Macy's advised the Staff that Macy's WACC was 10%, but that a higher discount rate of 12.75% was used as the discount rate in Macy's discounted cash flow analyses.  The valuation of Macy's net assets using a discount rate of 12.75% reconciles to Macy's market capitalization plus a reasonable control premium.  This discount rate, which is characterized in the excerpt below as Macy's estimated WACC, results from the use of a higher adjusted equity risk premium, which Macy's believes is reflective of, and is reasonable and appropriate in light of, current conditions in the equity markets.

*****

Discount Rates

An important part of the Income Approach is the estimation of appropriate discount rates to use in the present value analyses of the Reporting Units and assets being valued.  In order to estimate appropriate discount rates for the Reporting Units and each of the acquired intangible assets, we first estimate a discount rate for the overall business or portfolio of assets.

The overall discount rate for a business or portfolio of assets is based on the Weighted Average Cost of Capital ("WACC").  We estimated a WACC for Macy's using the Capital Asset Pricing Model ("CAPM").  The WACC represents the weighted average return expectation for a business' invested capital or its operating assets, including a normal level of working capital.  A business' invested capital is generally financed from debt and/or equity sources.

Securities and Exchange Commission                                                                                                      CONFIDENTIAL TREATMENT REQUESTED BY
Division of Corporate Finance                                                                                                                                                                           MACY'S, INC.
March 30, 2009                                                                                                                                                                                                MAC 0010003

In order to estimate an appropriate equity rate of return (cost of equity) for use in our analysis, we employed the CAPM, which is defined as follows:

Re      =       Rf + ß*(Rm) + Sp + Cs

Where:

            Re        =       Return on equity

            Rf         =       Risk-free rate

            ß          =       Beta

            Rm      =       Market risk premium

            Sp        =       Size premium

            Cs        =       Company specific risk premium

Inputs for the Capital Asset Pricing Model (CAPM)

As a proxy for the risk-free rate we used the yield on 20-year U.S. treasury bonds, which, as of the Valuation Date, was 3.86 percent.  We selected an unlevered two year weekly beta of 1.19 based on the calculated betas for the selected guideline companies.  A two year weekly beta was utilized to better account for current market conditions.  During times of market turmoil when fundamentals deviate from historical norms, shorter measurement periods for beta generate better estimates when compared to long-term averages.  We used an adjusted equity risk premium ("ERP") of 7.90 percent.  The ERP was estimated by adjusting Morningstar's Stocks, Bonds, Bills and Inflation 2008 Yearbook's published ERP to exclude the effects of historical price-to-earnings expansion and to account for the significant decrease in the risk-free rate in the second half of 2008.  The size premium and total Macy's company specific risk premium were both assumed to be 0 percent.

Utilizing these assumptions in the CAPM yields an equity rate of return of approximately 15.2 percent.

As a proxy for the cost of debt, we used the market participant borrowing rates for long-term bonds, which, as of the Valuation Date, was 8.25 percent.  Based on an effective marginal tax rate of 37 percent, the after-tax cost of debt is 5.2 percent.

Securities and Exchange Commission                                                                                                      CONFIDENTIAL TREATMENT REQUESTED BY
Division of Corporate Finance                                                                                                                                                                           MACY'S, INC.
March 30, 2009                                                                                                                                                                                                MAC 0010004

We applied a two year average capital structure as a proxy for the normalized capital structure in the industry.  A two year average adjusts for the depressed equity markets and short-term deviations in capital structures.  If we utilized a capital structure as of the Valuation Date, we would arrive at a conclusion that would not be reflective of an optimal or normalized level.  As a result, we arrived at a debt to total invested capital ratio of approximately 25 percent.

Considering the above calculations, we estimated Macy's WACC to be approximately 12.75 percent.

*****

            If you have any questions, please do not hesitate to contact the undersigned at (214) 969‑3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        Milwood Hobbs, United States Securities and Exchange Commission
            Donna Di Silvio, United States Securities and Exchange Commission
            Jim Allegretto, United States Securities and Exchange Commission
            Steven Jacobs, United States Securities and Exchange Commission
            Evan Sussholz, United States Securities and Exchange Commission
            Karen M. Hoguet, Macy's, Inc.
            Dennis J. Broderick, Macy's, Inc.
            Linda J. Balicki, Macy's, Inc.
            Joel A. Belsky, Macy's, Inc.
            Mark Larson, KPMG LLP
            John Connor, KPMG LLP
            Carmen Bailey, KPMG LLP
            Melanie Dolan, KPMG LLP
            Scott Flynn, KPMG LLP
            [redacted]